UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd, LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9” or “Statement”) originally filed by Res-Care, Inc., a Kentucky corporation (“ResCare” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, relating to the offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), an affiliate of Onex Corporation (“Onex,” and together with Purchaser and their affiliates, the “Purchaser Group”), to purchase all of the outstanding shares of common stock, no par value, of ResCare (the “Shares”), other than Shares owned by the Purchaser Group, at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 7, 2010 (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).  The Offer was disclosed in a Tender Offer Statement on Schedule TO, originally filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used in this amendment without definition have the respective meanings set forth in the Schedule 14D-9.

This Amendment No. 2 is being filed to reflect certain updates as reflected below. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

1.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer

The section of the Schedule 14D-9 titled “SPECIAL FACTORS -- 1. Purposes and Reasons for the Offer” is hereby amended by substituting the following paragraph for the third paragraph of the section.

The Board of Directors established a Special Committee with authority to evaluate any proposal that ResCare received with respect to a potential business combination, to make recommendations to the full Board with respect to any such proposal, and to engage its own financial, legal and other advisors (the “Special Committee” or the “Committee”). The Board did not place any limitations on the authority of the Special Committee in carrying out these functions.  The members of the Special Committee receive a fee of $2,500 per meeting attended.  The four Independent Directors appointed to the Special Committee are Ronald Geary, Olivia Kirtley, James Bloem and Steven Reed.

2.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer -- Background

The subsection titled “Background” under the section of the Schedule 14D-9 titled “SPECIAL FACTORS -- 1. Purposes and Reasons for the Offer” is hereby amended and restated as follows:

Background

In discussions that resulted in four entities controlled by Onex making a substantial capital investment in ResCare in June 2004, Onex representatives initially indicated Onex’s interest in acquiring all of the capital stock of ResCare. In 2004, and from time to time thereafter, Onex representatives have indicated that sometime in the future Onex might wish to submit a proposal to acquire all of the shares of ResCare that Onex did not already beneficially own.

In December 2009, Robert M. Le Blanc, a managing director of Onex and a director or ResCare, requested the board of directors of ResCare provide an opportunity for Onex to conduct an assessment of certain litigation and other risk management and operational issues of ResCare. The board of directors granted Mr. Le Blanc’s request. Mr. Le Blanc also indicated to the other ResCare directors that Onex was considering whether it would make a proposal to consolidate its ownership.

In a February 7, 2010 telephonic board meeting, Mr. Le Blanc reported on the preliminary findings of the ongoing operational assessment. He also reiterated that Onex was considering making a proposal to consolidate its ownership. Mr. Le Blanc then left the call, along with Ralph G. Gronefeld, ResCare’s President and CEO and the second of two directors elected by the Onex entities that hold the Series A Preferred Stock. The seven directors elected by the common shareholders continued on the call. They determined that all except Robert Hallagan were independent for purposes of evaluating a transaction by ResCare with Onex, as Mr. Hallagan had originally been designated by Onex to fill a vacancy on the board under the terms of the 2004 Onex stock purchase agreement. The directors then established the Special Committee. The four independent directors appointed to the Special Committee each resided in Louisville and had served in similar roles with ResCare or other companies.

During February, the Special Committee interviewed three investment banking firms to assess their qualifications for advising the Special Committee. The Special Committee took into account each firm’s experience with special committee assignments, experience in negotiating opposite financial sponsors, experience with transactions in and knowledge of the industry sector in which ResCare operates, experience with and knowledge of Onex and ResCare, respectively, and prior relationships with Onex, ResCare and their respective affiliates. After taking into account all these factors and not giving special weight to any particular factor, the Special Committee selected Goldman Sachs & Co. (“Goldman Sachs”). The Committee signed an engagement letter with Goldman Sachs for it to act as the Committee’s financial advisor on March 8.On February 17, the respective legal counsel to the Special Committee and Onex discussed Onex’s obligation to amend its Schedule 13D on file with the SEC promptly if Onex made a proposal to consolidate its ownership.

On February 18, Mr. Le Blanc called Mr. Geary to inquire about the Special Committee’s process. Mr. Geary responded that the Special Committee believed it would be preferable that Onex not make any proposal before ResCare released its fourth quarter and full-year 2009 financial results and issued full year 2010 earnings and revenue guidance so that this information would be available to the market at the time of any such offer.

On February 21, 2010, Frost Brown Todd, LLC, counsel to the Special Committee, and Kaye Scholer LLP, counsel to Onex discussed Onex’s obligation to promptly amend its Schedule 13D on file with the SEC if Onex made a proposal with respect to a Transaction.

On March 2, during ResCare’s regularly scheduled quarterly board and committee meetings, the Special Committee members met with the other two independent directors to brief them on the committee’s activities to date and approve the engagement of Goldman Sachs. Later that day, Mr. Le Blanc informed the full Board of Directors that any decision by Onex to make a proposal to consolidate its ownership would be made only after Onex had had an opportunity to assess the market’s reaction to ResCare’s release of its 2009 financial results and 2010 guidance scheduled for March 8.

Mr. Le Blanc called Mr. Geary and Mr. Bloem separately on March 5 to discuss possible transaction terms such as the scope of solicitation provisions, break-up fees and similar protection measures before Onex determined whether to make a proposal. Mr. Geary and Mr. Bloem declined to discuss these matters, requesting that there be no further communications until after the release of ResCare’s financial results on March 8 and the related conference call on March 9.

On March 10, representatives of Goldman Sachs met with ResCare executives Ralph Gronefeld, Patrick Kelley, David Miles and David Waskey. At the meeting the members of ResCare’s management covered each of ResCare’s business units and reviewed the budget prepared by management, a 2010 financial forecast prepared by management in the fourth quarter of 2009, legal matters and insurance. At the March 12 meeting of the Special Committee, the Committee, in consultation with its advisors, discussed the need to have performed financial analyses of the Company to be in a position to make an appropriate response to any proposal from Onex or any other bidder. The Committee directed management to prepare a five-year financial model representing its best currently available estimates and judgments of future financial results, which could be used as a basis for financial analyses of the company.

Over the course of several meetings between March 19 and April 6, the Committee and its financial advisors met with senior executives to review successive drafts of management’s financial model. In these meetings, the Special Committee and management focused on verifying that the assumptions were realistic and attainable. For more information about management’s financial model, see “SOLICITATION/RECOMMENDATION STATEMENT—Item 8 Additional Information—Company Financial Forecasts.”

At the March 12 meeting, the Committee concurred that no meaningful negotiation of deal protection measures with Onex should occur before the structure and financial terms of a proposal were known. The Special Committee also reviewed the preexisting contractual rights Onex had bargained for at the time of its initial investment in ResCare in 2004, including the following rights that could affect the possibility of another bidder seeking to acquire the Company.

•             A right of first refusal with respect to any sale of the Company.

•             The right as holder of the Series A Preferred Stock to elect two directors who must approve certain corporate actions, thus giving the preferred shareholders the ability to block actions by a purchaser of a majority of the common stock. These include, among other things, incurring debt that causes the ratio of debt to operating earnings to increase above the ratio in effect in June 2004, or paying dividends in excess of $10 million per year.

•             The right of the preferred stockholders under Kentucky law to approve any proposal to force them out by converting their equity interest into cash or other consideration.

At the Special Committee’s March 19 meeting, Mr. Geary reported on a message received from Mr. Le Blanc a day earlier that Onex was going to continue to monitor the stock price. ResCare’s senior management also met with representatives of Onex on March 30 and with the Special Committee on March 31 to give a preliminary assessment of the potential impact of the recently passed federal health care legislation on ResCare, including both insurance costs and revenue opportunities.

On March 31, the Special Committee’s counsel called Onex’s counsel to advise that the Special Committee expected management to complete its financial model during the week of April 5.

On April 21 Mr. Le Blanc called Mr. Geary to discuss the market price of the stock. Mr. Geary suggested that any further discussions be deferred until the upcoming quarterly board and committee meetings to give both parties an opportunity to consult with legal counsel. They talked again on April 29 and 30 to discuss the agenda for these upcoming meetings.

On May 4 the Board of Directors met without members of management other then Mr. Gronefeld for a portion of their regular quarterly meeting. Mr. Le Blanc and Mr. Hallagan excused themselves at the beginning of this session, at which time the Special Committee members gave the other Independent Directors an update on the Committee’s actions to date, including management’s financial model. Mr. Gronefeld remained in the meeting at the request of the Special Committee and the Independent Directors so that he could answer questions concerning the operations of the Company. Representatives from Goldman Sachs participated by conference call in the meeting. The Special Committee members reviewed Onex’s preexisting rights and their potential chilling effect on competing bidders. The directors discussed the Company’s leverage ratio, which was significantly lower than the ratio prior to June 2004, when the Onex investment provided $50 million of additional capital. The directors discussed their prior experiences of managing more highly leveraged companies, which resulted in each case in having less financial flexibility and an accompanying increase in operational challenges. The Special Committee members also sought Mr. Gronefeld’s views on higher financial leverage as well as the possible impact that public disclosure of a proposal from Onex might have on ResCare’s operations.

When Mr. Le Blanc and Mr. Hallagan rejoined the meeting, the directors discussed how Onex would be obligated to amend its Schedule 13D on file with the SEC if Onex determined to make a proposal to acquire all of the ResCare shares its affiliates did not own. The Special Committee members noted that the Committee had not been established to solicit offers to acquire the Company in the absence of a proposal. Therefore, the Committee was prepared only to respond to an offer. The Committee members also reiterated their belief that it would be best if any acquisition proposal were delivered in close proximity to the Company’s release of quarterly financial results and future revenue and earnings guidance when current information about the Company would be available to the market.

On May 5, legal counsel to the Special Committee and Onex, respectively, discussed scheduling future communications between the parties.

On May 6, ResCare issued its financial results for the first quarter of 2010. Revenues for the quarter were essentially unchanged from the prior year period primarily due to increased revenues from acquisitions since the first quarter of 2009 offset by the loss of Job Corps center contracts and recent rate and service level reductions in certain states. Net income attributable to common shareholders was $0.28 per diluted common share for the quarter, compared with $0.37 per diluted common share, for the first quarter of 2009.

On May 19, Mr. Le Blanc called Mr. Geary to schedule a call with Mr. Geary and Mr. Bloem for May 27, but deferred any substantive discussion. Mr. Le Blanc subsequently cancelled the May 27 call.

On June 10, Messrs. Bloem and Geary had two conference calls with Mr. Le Blanc to discuss factors relating to company value, including the range of trading prices of ResCare stock over different intervals, leverage, the outlook for state reimbursement rates and the general climate for ResCare’s business. Messrs. Bloem and Geary stated that they were not negotiating, but expressed their belief that if Onex were to make a proposal, any break-up fees, solicitation provisions, and other similar terms of a transaction agreement were interrelated and must be attractive to the shareholders of ResCare when taken together as a whole. The participants also noted that the financial information about ResCare released in early May was now a month old and that the end of the second fiscal quarter was less than three weeks away. Mr. Bloem and Mr. Le Blanc talked again on June 13 to go over the matters and reiterate the conclusions discussed three days earlier.

At the regular quarterly board and committee meetings on August 2 and 3, Mr. Le Blanc advised the other directors that Onex continued to consider whether to make a proposal to consolidate its holdings.

On August 5, ResCare issued its financial results for the second quarter of 2010.  Revenues for the quarter decreased by two percent from revenues for the same period in 2009. Net income attributable to common shareholders was $0.28 per diluted common share compared to $0.25 per diluted common share in the second quarter of 2009.

On August 11, Onex’s counsel discussed with the Special Committee’s counsel the timing of a Schedule 13D amendment and a public announcement if a proposal were submitted by Onex. The following day, Mr. Le Blanc called Mr. Bloem to express Onex’s expectation it would make a proposal. Mr. Le Blanc indicated the price would likely be in a range above the current trading price and suggested some other terms that might be included in a proposal. The Special Committee had a call with its advisors to review the message from Mr. Le Blanc and assess their readiness to receive a proposal.

On August 13, Onex delivered a proposed letter agreement calling for a break-up fee of 3% of the price paid to acquire all of the equity of ResCare if ResCare entered into a definitive agreement with a third party with respect to, or consummated, an alternative transaction. The Special Committee met and declined to enter into such an agreement. Mr. Bloem called Mr. Le Blanc to deliver this news and advise that a complete proposal should be presented.

On August 14, Onex delivered a written proposal to acquire all of the outstanding shares of ResCare common stock not owned by Onex affiliates for a price of $12.60 per share. The proposal also provided that the definitive agreement would include the following:

•             a “go-shop” period of 30 days during which the Company could solicit alternative offers;

•             a termination fee equal to 3% of the fully diluted equity of the Company valued at the higher of the offer price or the price to be paid in an alternative transaction, which would be payable by the Company if the Board of Directors chose to support an alternative transaction and under other customary circumstances;

•             a financing structure with debt not exceeding 3.5 times earnings before interest, income taxes, depreciation and amortization (“EBITDA”) upon consummation of the Transaction; and

•             no financing condition.

The proposal did not make any changes to Onex’s existing rights and also provided that it would expire if a definitive agreement was not entered into by September 1, 2010.

On August 15, the Special Committee had a telephonic meeting to review the Onex proposal, to plan its process for evaluating the proposal, and coordinate the release of a public announcement.

Later in the day Onex delivered a draft of its intended Schedule 13D amendment for review by the Special Committee. The draft indicated that five executive officers of ResCare had signed commitment letters agreeing that if a transaction with Onex occurred, the officers would transfer their ResCare shares to an Onex affiliate in exchange for equity interests in the Onex affiliate. The Special Committee then learned that on August 14 Onex had requested the executive officers of ResCare to sign commitment letters. The Special Committee convened on a conference call later in the day on August 15, and then requested that Onex terminate the rollover commitment letters that had been signed by management up to that point. Onex agreed and delivered a written notice to that effect. The Committee directed management not to have any further direct contact with Onex unless authorized by the Committee.

Prior to the opening of market trading on August 16, Onex filed an amendment to its Schedule 13D with the SEC, and ResCare issued a press release announcing the Onex proposal. That night, Onex delivered a draft share exchange agreement to counsel for the Special Committee. The Special Committee had calls on August 16 and 18 to review trading results and press accounts following the public announcement and also reviewed the terms of the proposed share exchange agreement.

On August 20, representatives of Goldman Sachs were contacted by the representative of a human services company (“Company A”) to express its interest in acquiring ResCare. Company A also delivered a letter expressing an interest in a possible proposal for an all-cash acquisition of ResCare at what Company A described as a substantial premium to the offer by Onex in its August 14, 2010 letter. Company A did not identify a specific price in its letter. The Special Committee discussed this development on its August 20 call and directed representatives of Goldman Sachs to contact Company A to obtain more information. The Committee also directed ResCare’s management to work toward establishing a virtual data room by September 1 to facilitate the conduct of diligence by any potential bidders that signed a confidentiality agreement.

On August 23, representatives of Goldman Sachs met with the Special Committee to discuss preliminary financial analysis of the Onex proposal.  This financial analysis was subsequently updated and presented by representatives of Goldman Sachs to the Special Committee on September 5.

On conference calls on each of the following three days, the representatives of Goldman Sachs reported on their communications with representatives of Company A. These involved possible terms of a proposal under consideration by Company A and related factors such as the degree of leverage that the combined company would have as a multiple of EBITDA, estimates of the cost savings that could result from a combination of Company A and ResCare (sometimes referred to as “synergies”); anticipated contributions of equity by financial sponsors, and the availability of bank financing for the combination. The Committee, in consultation with representatives of Goldman Sachs, reviewed considerations arising from the communications with Company A. These included the potential synergies, refinancing preexisting long-term debt, transaction completion risk and the financial impact of a break-up fee at various percentages of equity value to any potential offer by a third party.

During the week of August 23, Company A requested the opportunity to conduct a diligence investigation of ResCare to analyze how the companies could be combined, refine its calculation of estimated synergies and obtain financing. The Committee directed its counsel to send a confidentiality agreement to Company A.

Company A also advised that two of its lenders could not participate in financing an acquisition due to a conflict. The Committee directed ResCare’s chief financial officer to contact those lenders to waive any conflict on behalf of the Company. When advised that the source of the conflict was not ResCare, Mr. Bloem contacted Mr. Le Blanc to advise him of the conflict. When it was confirmed that Onex had engaged the two lenders as financial advisors, Onex was over the course of a few days asked to waive any conflict for both or at least one lender. Onex declined these requests.

On its conference calls during the week of August 23, the Committee discussed key points to address in its response to Onex’s August 14 proposal. The proposed share exchange agreement also called for Onex to have the right to notice of a superior proposal submitted by a third party and an opportunity to modify the terms of its proposal before the board of directors could change its recommendation and terminate the Onex agreement. The inclusion of this customary matching right would not alter the preexisting right of first refusal held by Onex as the holder of ResCare’s preferred stock. In addition to seeking a higher price per share, the Committee determined to seek to modify some of Onex’s preexisting and proposed deal protection rights in order to enhance the opportunity for another bidder to submit a superior proposal. In this regard, the Committee sought to reduce the proposed break-up fee; extend the go-shop period; modify, waive or terminate Onex’s preexisting right of first refusal; and obtain Onex’s agreement to support a superior proposal to acquire all of ResCare’s common and preferred stock that Onex chose not to match.

On August 27, Mr. Bloem delivered the Special Committee’s response to the Onex proposal, exchanging several calls with Mr. LeBlanc throughout the day. Without disclosing the identity of Company A, Mr. Bloem advised Mr. Le Blanc that another party had expressed interest in making a proposal at a substantial premium to Onex’s offer of $12.60 per share. He also advised Mr. Le Blanc that although the Special Committee regarded Onex’s commitment to limiting leverage as positive because high leverage would limit financial flexibility and create more operational challenges for ResCare’s business, the Committee was flexible as to a limit of 3.5 times EBITDA if a higher price were to be offered. Mr. Bloem also presented the Committee’s proposals on modifying Onex’s deal protection rights. At the end of the day, after several exchanges on cash price and other major terms (including Onex raising its offer to $13.00 per share in cash), Mr. Le Blanc stated that Onex would be willing to increase the cash price to no more than $13.25 per share. He made proposals as to the deal protection measures and was firm on the leverage cap of 3.5 times EBITDA. He also emphasized that the Onex proposal would not be subject to a financing condition and would be fully backed by a guarantee from an Onex fund. Mr. Bloem reported the day’s developments to the Special Committee on its call that evening. The Committee discussed Onex’s proposals and agreed to reconvene the next morning.

On its August 28 call, the Special Committee continued analyzing the latest offer from Onex. Based on the tenor of negotiations, the Committee did not believe that Onex would increase the dollar amount of its offer beyond $13.25 per share in the absence of a firm competing proposal. The Committee also believed that negotiating for changes to Onex’s deal protection rights would improve the chances for a superior proposal during the go shop period. During the call representatives of Goldman Sachs reported on some further communications with Company A regarding Company A’s views on the leverage limit and deal protection measures in Onex’s August 14 proposal. After discussing these considerations, the Committee concluded that its best option to achieve a solicitation process more conducive to a superior offer would be to engage with Onex in negotiating a definitive agreement.

After the meeting, Mr. Bloem signed the confidentiality agreement with Company A on behalf of ResCare, which was then sent to Company A. He also called Mr. Le Blanc to give him a status report and to advise that comments on the draft share exchange agreement would be provided no later than the morning of August 30.

On August 30, ResCare opened its diligence web site and granted access to representatives of Onex and, after the confidentiality agreement was signed and returned later that day, representatives of Company A. The Special Committee and Onex exchanged data on break-up fees in prior public transactions. Legal counsel for Onex and the Special Committee negotiated the terms of the share exchange agreement. Mr. Bloem had several phone conversations with Mr. Le Blanc regarding the amount of the break-up fee during the go-shop period and various modifications to the other deal protection measures.

On September 1, ResCare issued a press release at the close of business stating that discussions between the Special Committee and Onex were continuing.

During the week of August 30, representatives of Goldman Sachs continued to have communications with Company A regarding the Special Committee’s process and conduct of Company A’s diligence work, including requests by Company A for additional diligence information from ResCare. Company A requested an opportunity to meet with ResCare’s senior executives. The Special Committee arranged for representatives of Company A to meet with ResCare chief executive officer Ralph Gronefeld and chief financial officer David Miles on September 2.

On September 2, the Special Committee authorized Onex to contact members of ResCare management who Onex would like to sign agreements to exchange their ResCare common stock for equity interests in the new Onex affiliate that would offer to purchase the ResCare common stock not already owned by Onex affiliates. The agreements provided they would terminate if the share exchange agreement with Onex terminated and neither prohibited the management signatories from entering into similar arrangements with other bidders after the termination of the share exchange agreement, nor prohibited the management signatories from having discussions with other bidders before such termination.

On September 3, seven of ResCare’s nine directors participated on an afternoon conference call in which the Special Committee reported to the other directors on the Committee’s progress with respect to the August 14 Onex proposal. Robert Le Blanc did not participate on the call and Olivia Kirtley, a member of the Special Committee, was unavailable. The members of the Special Committee reported on Onex’s revised proposed purchase price of $13.25 per share and the committee’s progress on negotiating changes to Onex’s deal protection rights. In addition, the directors consulted with representatives of Goldman Sachs about financial considerations during the call.  The considerations discussed included the leverage ratios, premiums to historical trading prices and break-up fees that characterized Onex’s proposal, as well consideration of the impact and scope of Onex’s rights under its preferred shares.

After the board call, the four members of the Special Committee (including Ms. Kirtley) participated on a call to discuss how to proceed with the remaining deal protection negotiations and other open issues.

After the Committee call, Mr. Bloem and Mr. Le Blanc arranged a call with their respective legal counsels to discuss open issues. Mr. Bloem presented the Special Committee’s proposal regarding the length and timing of the go shop period, the timing of the commencement of the tender offer, the right of first refusal and matching rights, and the amount of the break-up fees. The next day Mr. LeBlanc made a counterproposal with respect to the amount of the break-up fees and accepted the other proposals.

On September 4, a director of Company A asked, through representatives of Goldman Sachs, for the opportunity to speak with a representative of the Special Committee. Mr. Bloem returned the call the same afternoon and had a discussion with the Company A director. The Company A director discussed Company A’s history and interest in a transaction with ResCare, reviewed Company A’s diligence and financing process and anticipated timetable, and acknowledged the cooperation of the Committee and management. He also discussed the terms of the Onex proposal. Mr. Bloem indicated that discussions with Onex were ongoing and encouraged Company A to continue its work on diligence and financing.

On September 5, the Board of Directors held a telephonic meeting in which the six Independent Directors participated, as did representatives of the Special Committee’s financial and legal advisors. Ralph Gronefeld also participated at the beginning of the call but left before any proposals were submitted to a vote. Robert Le Blanc and Robert Hallagan were not present at the meeting. Mr. Bloem reported on the negotiations and developments since the September 3 call. The members of the Special Committee voted to authorize its financial advisor Goldman Sachs to present a financial analysis of the proposed transaction to the Board of Directors.  Representatives of Goldman Sachs then presented a financial analysis of the proposed transaction. In addition, representatives of Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the Special Committee that, as of September 6, 2010, and based upon and subject to the factors and assumptions set forth in the written opinion, the $13.25 per share in cash to be paid to holders (other than Onex, its affiliates and the holders of Rollover Shares) of the outstanding Shares pursuant to the Share Exchange Agreement was fair from a financial point of view to such holders. The Committee’s counsel reviewed the terms of the Share Exchange Agreement, including the most recently negotiated terms. The members of the Special Committee unanimously recommended the proposed Share Exchange Agreement with Onex, but requested authority to seek a lower break-up fee and to clarify the contract language describing the nature of the financing commitments required to qualify as a “superior proposal.”   The six Independent Directors unanimously approved the Transaction as recommended by the Special Committee.

After the meeting Mr. Bloem called Mr. Le Blanc with the proposal to reduce the break-up fees and to clarify contract language describing the nature of the financing commitments required to qualify as a superior proposal. The parties agreed on these points on September 6, and executed the transaction documents. ResCare issued its press release announcing the definitive agreement before the opening of trading on the morning of September 7, 2010.

Later that morning, two representatives of Company A contacted representatives of Goldman Sachs to discuss the Special Committee’s decision to sign a definitive agreement with Onex. The next day Company A delivered a letter to the Special Committee stating Company A’s interest in acquiring ResCare’s outstanding stock. The September 8 letter stated that Company A believed that after it completed its diligence work it would be able to make an all-cash offer to acquire all of the outstanding ResCare common stock at a price of at least $14.00 per fully diluted share and potentially higher price. The letter stated that it was only an expression of interest and not a binding offer or proposal.

On September 13, at the request of the Special Committee, representatives of Goldman Sachs began to call approximately 50 other parties that the members of the Special Committee, in consultation with representatives of Goldman Sachs, had identified as potentially interested in a transaction with ResCare. The parties that were contacted represented financial and strategic buyers that the Special Committee, in consultation with representatives of Goldman Sachs, identified as realistic potential purchasers based upon the combined industry experience and knowledge of the Special Committee and their advisors.

On September 17, the Special Committee delivered a written response to Company A’s September 8 letter, expressing appreciation for Company A’s indication of interest and its commitment to conducting diligence work and stating the Committee’s intention to assist Company A in completing its work to submit a proposal before the end of the go-shop period. The letter listed the steps the Special Committee had taken to cooperate with Company A to date and noted how the definitive Share Exchange Agreement enhanced the opportunity for another bidder to make a superior proposal by modifying Onex’s preexisting right of first refusal and some of Onex’s other preexisting rights.

During the week of September 13, representatives of Goldman Sachs coordinated due diligence requests from Company A. This included arranging meetings between representatives of Company A, their advisors and prospective lenders, and members of the ResCare senior management as part of Company A’s diligence process, which were held on September 21 and 22. Company A continues to make due diligence requests.

On September 22, 2010, Purchaser notified the Special Committee that Purchaser now expected to commence its Offer for ResCare Shares during the week of October 4, 2010, and that the postponement was to reflect the timing of the process for approval of its acquisition under applicable state regulatory procedures. ResCare issued a press release to announce the postponement before trading opened the following morning.

On September 15, 2010, an officer of a private equity firm (“Company B”) contacted representatives of Goldman Sachs to express interest in a transaction to acquire ResCare. Representatives of Goldman Sachs spoke with Company B several times over the next seven days to obtain additional information. On September 22, 2010, Company B delivered a letter to the Special Committee expressing interest in making a proposal to acquire ResCare Shares at a price of up to $14.25 per Share, which included information about the anticipated sources and uses of funds for such a transaction. Company B entered into a confidentiality agreement with the Company on September 24. Later that day, representatives of Goldman Sachs, at the request of the Special Committee, contacted Company B to discuss apparent errors that members of the Special Committee, based on consultation with representatives of Goldman Sachs, learned of regarding some of the assumptions used by Company B in its expression of interest to determine the funds required to purchase all of the common and preferred stock of ResCare. On September 27, 2010, Company B notified the Special Committee that, after reworking its assumptions as to the funds required to purchase all of the common and preferred stock of ResCare, it was no longer considering making an alternative proposal.

On October 7, ResCare issued a press release to announce the commencement of the tender offer by Onex.

On October 18, 2010, Company A notified the Special Committee that it had no plans at that time to submit a proposal to acquire ResCare.  In addition, in connection with the expiration of the 40-day “go-shop” period on October 16, 2010, the Special Committee determined, pursuant to the Share Exchange Agreement, that the “go shop” period did not give rise to any “Excluded Parties,” the term used in the Share Exchange Agreement to describe third parties that, as of the end of the “go shop” period, met specified criteria to permit ResCare to continue to engage in negotiations with and provide due diligence access to such parties. On October 19, 2010, ResCare issued a press release announcing the expiration of the “go shop” period, the receipt of Company A’s notification, and the Special Committee’s determination.

3.                                      SPECIAL FACTORS — 1. Purposes and Reasons for the Offer — The Company’s Purpose and Reasons for the Offer

The subsection titled “The Company’s Purpose and Reasons for the Offer” under the section of the Schedule 14D-9 titled “SPECIAL FACTORS — 1. Purposes and Reasons for the Offer” is hereby amended and restated as follows:

The Company’s Purpose and Reasons for the Offer

The Independent Directors, who were acting as the Board of Directors, and the Special Committee determined that the Offer Price is fair to ResCare’s unaffiliated shareholders and recommended the Share Exchange Agreement and the transactions contemplated thereby, including the Offer and the Share Exchange.  The Company’s purpose for engaging in the Transaction is for ResCare’s unaffiliated shareholders to immediately realize the value of their investment in ResCare through their receipt of the Offer Price of $13.25 per Share in cash. The determination to proceed with the Transaction at this time affords ResCare’s unaffiliated shareholders an opportunity to dispose of their Shares at a significant premium over recent market prices in an environment where the prospects for providers of government funded human services over the next several years are uncertain.

The Transaction is structured in two-steps beginning with a tender offer and followed by a statutory share exchange. This structure was proposed by Onex. The Independent Directors considered this structure to have certain advantages, particularly the Minimum Condition (which requires that a majority of the shares owned by unaffiliated shareholders be tendered) and that Purchaser will acquire non-tendered Shares for cash consideration per share equal to the Offer Price in a second-step statutory share exchange in which shareholders will have dissenters’ rights under Kentucky law. The Independent Directors did not consider alternative structures, such as a merger, to have material advantages to the Transaction.

The Special Committee and Independent Directors considered several factors in determining that the Offer Price is fair to ResCare’s unaffiliated shareholders and recommending the Share Exchange Agreement and the transactions contemplated thereby.   Neither the Special Committee nor the Independent Directors assigned any specific or relative weight to the factors they considered.  The material factors considered by the Special Committee and the Independent Directors  included the following:

The economic terms of the offer.  The $13.25 per share cash purchase price offered by Onex represents a 30.7% premium to the $10.14 closing price on August 13, 2010, the last trading day before Onex made its initial proposal. The purchase price is also 18.9% higher than the average trading price for ResCare during the six months preceding the September 7 announcement of the transaction, which was $11.14 per share, despite a challenging operating environment for the Company.

No financing contingency; guarantee of payment.  The transaction is not subject to a financing contingency and ResCare is entitled to seek specific performance by Purchaser of its obligations under the Share Exchange Agreement. In addition, Onex Partners III, LLC has issued a guarantee in the Company’s favor with respect to Purchaser’s performance of its payment obligations under the Share Exchange Agreement. These provisions provide greater certainty the acquisition will close.

An assessment of the current operating environment for ResCare’s businesses.  The Independent Directors and the Special Committee believe the Company faces an uncertain outlook for growth over the next several quarters. ResCare derives a substantial amount of its revenues from federal, state and local government agencies, including state Medicaid programs and employment training programs. The ongoing recessionary environment has forced a majority of states to cope with budget shortfalls, and in particular shortfalls in their Medicaid budgets, despite cost containment efforts. Budgetary pressures, as well as economic, industry, political and other factors, have influenced governments to reduce or eliminate appropriations for services that ResCare provides, which has had an adverse impact on the Company’s revenues and earnings in recent quarters. Prospects for improvement in the environment for government funded human services over the next several years are uncertain.

Onex’s willingness to enter into a definitive agreement that modifies some of its preexisting rights.  By entering into the Share Exchange Agreement with Onex, the Company was able to negotiate for and obtain significant modifications of preexisting Onex rights, such as a waiver of its right of first refusal and its agreement to vote for and support a superior proposal in certain circumstances. Thus, in addition to providing for a purchase price that represents a premium to the trading price before the public announcement of Onex’s initial offer, the terms of the definitive agreement enhance the opportunity for a competing bidder to make a superior offer to acquire all of ResCare’s common and preferred stock.

A majority of the shares not owned by Onex affiliates must be tendered.  The tender offer gives each public shareholder the opportunity to make its own evaluation of the transaction and the cash purchase price. The “majority of the majority” requirement increases the influence of ResCare’s public shareholders in determining the outcome of the proposed acquisition.

Ability to solicit a superior proposal.  The Share Exchange Agreement provides for a 40-day go-shop period, during which the Company can solicit proposals to acquire the Company and provide information to, and participate in discussions or negotiations with, third parties regarding other acquisition proposals.

Ability to accept a superior proposal.  The Independent Directors noted that the Special Committee may withdraw, modify or amend its recommendation, recommend a superior proposal, or terminate the Share Exchange Agreement to accept a superior proposal, subject to Purchaser’s right to negotiate in good faith to make adjustments to the terms of the Share Exchange Agreement and the Company’s obligation to pay a termination fee of approximately $9.1 million (equal to 2.0% of the equity value of the transaction) in the case of a termination of the Share Exchange Agreement by the Company to accept a superior proposal from a party that initiated a potentially superior proposal during the go-shop period, and $13.7 million (equal to 3% of the equity value of the transaction) in all other circumstances.

Commitment by Onex Shareholders to support a superior proposal.  The Voting Agreement commits the Onex Shareholders to vote their shares of the Company’s common stock and Series A Convertible Preferred Stock in favor of any alternative transaction that provides for an all-cash acquisition of the Company’s equity approved by the Company’s Board of Directors, provided that the Company shall have terminated the Share Exchange Agreement, paid the applicable break-up fee to Purchaser and otherwise complied with the Share Exchange Agreement.

Availability of appraisal rights.  Shareholders who comply with all of the required procedures for exercising statutory dissenters’ rights under Kentucky law will have the right, in lieu of receiving the Offer Price, to obtain payment of the fair value of their shares as determined in a judicial appraisal proceeding.

The Company’s experience with Onex.  The Independent Directors and the Special Committee considered Onex’s financial and managerial contributions to ResCare since making its initial capital investment in 2004 and Onex’s support of ResCare’s mission of providing residential, training, educational and support services to populations with special needs to be positive factors.

The financial flexibility to carry out ResCare’s ongoing mission.  The Independent Directors and the Special Committee regarded Onex’s commitment to limiting leverage to 3.5 times EBITDA as positive for ResCare’s future operations and the Company’s mission to provide support services to vulnerable populations. Maintaining a strong balance sheet gives the Company greater financial flexibility to carry out its mission, particularly in an uncertain economic environment.

Opinion of the Special Committee’s financial advisor.  The opinion of Goldman Sachs delivered to the Special Committee that, as of September 6, 2010 and based upon and subject to the factors and assumptions set forth therein, the $13.25 per share in cash to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of the outstanding Shares pursuant to the Share Exchange Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated September 6, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with the Special Committee’s consideration of the Transaction. Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Share Exchange or any other matter. Pursuant to an engagement letter between the Company and Goldman

Sachs, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $5 million, the principal portion of which is contingent upon consummation of the Transaction. See “Opinion of Financial Advisor to the Special Committee” below.

Based on their consideration of the preceding factors, and in light of any other factors that other individual directors considered as appropriate, the Special Committee and the Independent Directors, on behalf of the Company,  approved the Offer and the subsequent Share Exchange and determined the Offer Price is fair to ResCare’s unaffiliated shareholders. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Independent Directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Independent Directors may have given different weight to different factors.

4.             SPECIAL FACTORS — 2. Fairness of the Offer

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 2. Fairness of the Offer” is hereby amended by substituting the following paragraph for the first paragraph of the section.

On September 5, 2010, the Independent Directors, who were acting as the Board of Directors, unanimously determined, on behalf of the Company, that the Offer Price is fair to the unaffiliated shareholders of the Company. The other three directors were not present on the conference call on which  this action was taken.

5.             SPECIAL FACTORS — 2. Fairness of the Offer

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 2. Fairness of the Offer” is hereby amended by substituting the following for the paragraph under the subheading “Potentially Negative Factors.”

The Independent Directors also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:

•             Onex’s interest in acquiring the Shares for a lower price is opposed to the financial interest of the unaffiliated shareholders in selling their Shares for a higher price;

•             the Offer Price may not necessarily ascribe full value to potential future improvements in revenues that may result from improvement in the economy and in federal, state and local budgetary conditions;

•             until November 2009, the Company’s Shares traded at prices higher than the Offer Price;

•             the Offer Price represents a 13.5% discount to the highest trading price during the preceding 52 weeks, which was $15.32 in September 2009;

•             many shareholders purchased their Shares at prices in excess of the Offer Price; and

•             the unaffiliated shareholders will not have the opportunity to participate in the earnings and growth of the Company after the Share Exchange.

6.             SPECIAL FACTORS — 2. Fairness of the Offer

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 2. Fairness of the Offer” is hereby amended by substituting the following paragraph for the first full paragraph that appears on page 18 of the version of the Schedule 14D-9 filed October 7, 2010.

In reaching its conclusion as to fairness, the Independent Directors did not consider the liquidation value of the Company’s assets primarily because of their belief that ResCare is a viable going concern business where value is derived from cash flows generated from its continuing operations and that the value of our company’s assets that might be realized in a liquidation would be significantly less than its value as a going concern.  In addition, since ResCare is being sold as an ongoing business, its liquidation value is less relevant to a determination as to whether the Transaction is fair to the Company’s unaffiliated shareholders.   The Independent Directors also believe that net book value is not a material indicator of the value of ResCare as a going concern. The Company’s net book value per Share as of June 30, 2010, calculated by dividing shareholders’ equity by the number of Shares outstanding on an as converted basis, was $13.18. Net book value does not take into account the future prospects of the Company, market conditions, or trends and the business risks inherent in providing government-funded human services.

7.             SPECIAL FACTORS — 2. Fairness of the Offer

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 2. Fairness of the Offer” is hereby amended by adding the following paragraph as the last paragraph of that section.

The Independent Directors did not engage a financial advisor or other outside party to act solely on behalf of the unaffiliated shareholders and undertake any independent evaluation, appraisal or other analysis for the purpose of evaluating the fairness of the Transaction.

8.                                      SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by adding the following paragraph immediately before the subsection “Illustrative Present Value of Future Share Price of the Company.”

This analysis assisted Goldman Sachs and the Special Committee in understanding how stock of companies in the human services industry had been trading relative to commonly used financial metrics and the extent which the shares of the Company’s common stock had been trading at, and the Offer Price represented, a premium or a discount to the multiples and ratios of these financial metrics represented by the trading of the stock of these companies in the industry.

9.                                      SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph beginning with the subheading “Illustrative Present Value of Future Share Price of the Company” that precedes the table.

Illustrative Present Value of Future Share Price of the Company.  Goldman Sachs performed an illustrative analysis of the present value of the future price per Share using the Forecasts. This analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, based on the Forecasts, Goldman Sachs first calculated the illustrative future values per Share by applying a range of forward 2011 price-to-earnings multiple estimates from 7.0x-10.0x to the forward earnings Forecasts for each of the fiscal years 2011 to 2015 to derive a future value in each of the years 2010 through 2014. The illustrative future values per Share in each year were then discounted back to August 13, 2010, using a discount rate of 10.0% reflecting an estimate of the Company’s cost of equity. In conducting its illustrative present value of future stock price analysis, Goldman Sachs used a discount rate of 10% derived by utilizing a cost of equity analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the Company, as well as certain financial metrics for the United States equity markets generally. The applied discount rate of 10% was based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in illustrative ranges of present values per Share for each of the years 2010, 2011, 2012, 2013 and 2014 as follows:

10.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph beginning with the subheading “Illustrative Discounted Cash Flow Analysis.”

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the fourth quarter of fiscal year 2010 and each of the fiscal years 2011 through 2015. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from (1.0%) to 1.0% and assuming no acquisitions or acquisition costs in terminal year calculations. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 8.00% to 9.00%, reflecting estimates of the Company’s weighted average cost of capital.  In conducting its discounted cash flow analysis, Goldman Sachs used a range of discount rates from 8% to 9% derived by utilizing a weighted average cost of capital analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the Company, as well as certain financial metrics for the United States equity markets generally. The applied discount rates ranging from 8% to 9% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in a range of illustrative per share value indications of $10.47 to $17.15.

11.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by adding the following paragraph immediately following the first paragraph under the subheading “Illustrative Leveraged Buyout Analysis—Hypothetical Financial Buyer.”

These two illustrative leveraged buyout analyses assisted Goldman Sachs and the Special Committee in understanding the returns that Onex and a hypothetical financial buyer may achieve if they were to pay various prices per share to acquire ResCare under a specified set of assumptions.

12.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by adding the following sentence at the end of the second to last paragraph of the section.

During the two year period ended September 6, 2010, Goldman Sachs has not been engaged to provide investment banking services to ResCare unrelated to the Transaction for which its Investment Banking Division has received compensation.

13.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the last paragraph of the section.

The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Share Exchange Agreement. Pursuant to a letter agreement dated March 8, 2010, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $5 million, approximately $3.25 million of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

14.                               SOLICITATION/RECOMMENDATION STATEMENT — Item 2.  Identity and Background of Filing Person

The section of the Schedule 14D-9 titled “SOLICITATION/RECOMMENDATION STATEMENT — Item 2.  Identity and Background of Filing Person” is hereby amended by substituting the following paragraph for the fourth paragraph under the subheading “Tender Offer and Share Exchange.”

The foregoing summary is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal. The Share Exchange Agreement has been included as an exhibit to this Statement to provide you with information regarding the terms of the Share Exchange Agreement. Factual disclosures about ResCare, Purchaser or their respective affiliates contained in this Statement or in ResCare’s, Purchaser’s, or Onex’s public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Share Exchange Agreement. In your review of the representations and warranties contained in the Share Exchange Agreement and described in the summary of the Share Exchange Agreement contained in this Statement it is important to bear in mind that the representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party to the Share Exchange Agreement may have the right not to close the transactions contemplated by the Share Exchange Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties to the Share Exchange Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders under the federal securities laws and in some cases have been qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Share Exchange Agreement.

15.                               SOLICITATION/RECOMMENDATION STATEMENT — Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

The section of the Schedule 14D-9 titled “SOLICITATION/RECOMMENDATION STATEMENT — Item 5.  Persons/Assets, Retained, Employed, Compensated or Used” is hereby amended and restated as follows:

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

Neither ResCare nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of ResCare concerning the Offer or the Share Exchange.

16.                               SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information

The section of the Schedule 14D-9 titled “SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information” is hereby amended by adding the following new subsections at the end of the section.

Availability of Documents. The tender offer described herein is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Onex Rescare Acquisition, LLC filed with the SEC on a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 on October 7, 2010, which has been subsequently amended.  ResCare filed this Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 with respect to the tender offer on October 7, 2010, which have been subsequently amended.  These documents, amendments, and the reports, opinions or appraisals referenced in this Schedule 14D-9 may be obtained for free at the SEC’s website at www.sec.gov. ResCare shareholders may also obtain these documents for free by calling Georgeson Inc., the information agent for the tender offer, at 1-866-203-9357. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about the Company, the tender offer and the share exchange may be obtained, if and when available, without charge, by directing a request to ResCare, Inc. Attention: David Miles, Chief Financial Officer at 502-394-2137, or on the Company’s corporate website at www.rescare.com.

Ownership of Equity Securities. The following table shows information about the beneficial ownership of ResCare common shares as of October 15, 2010 by:

•             each person known to ResCare who beneficially owns more than 5 percent of the outstanding ResCare common shares or who has filed a Schedule 13G or 13D with the SEC with respect to ResCare shares;

•             each of ResCare’s directors;

•             each of ResCare’s executive officers named in the Summary Compensation Table in the proxy statement for ResCare’s 2010 annual meeting of shareholders; and

•             all directors and executive officers of ResCare as a group.

Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned (2)(3)		Percent of Class (3)
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Ralph G. Gronefeld, Jr.	319,404	(4)	1.1%
Ronald G. Geary	231,000	(5)	*
Olivia F. Kirtley	77,364	(3)(6)	*
Robert E. Hallagan	29,326	(3)	*
David Braddock, Ph.D.	28,285	(3)	*
David W. Miles	15,570		*
Steven S. Reed	13,500		*
James H. Bloem	13,000		*
William E. Brock	12,000		*
Patrick G. Kelley	4,413	(10)	*
Richard L. Tinsley	3,375	(8)	*
David S. Waskey	2,594	(7)	*
Robert M. Le Blanc	0	(9)	*
Executive officers as a group (5 persons)	345,356		1.2%
All directors and executive officers as a group (13 persons)	749,831	(5)	2.5%

OTHER SECURITY HOLDERS WITH MORE THAN 5% OWNERSHIP
Onex Corporation	8,509,500	(11)	24.9%
FMR LLC	1,739,820	(12)	5.9%
GAMCO Investors, Inc.	1,574,309	(12)	5.4%
BlackRock, Inc.	1,862,109	(12)	6.3%
Dimensional Fund Advisors LP	1,605,811	(12)	5.5%
Ameriprise Financial, Inc.	3,286,618	(12)	11.2%

*                               Indicates less than 1 percent of outstanding common shares.

(1)               The addresses of the people ResCare knows beneficially own more than five percent of the outstanding common shares are as follows: Onex Corporation, 161 Bay Street, Toronto, Ontario M5J 2S1 Canada; FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109; GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580; Dimensional Fund Advisors, LP, 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401; BlackRock, Inc., 40 East 52nd Street, New York, NY 10022; Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, MN 55474.

(2)                        Based on 29,415,653 outstanding shares of common stock on September 30, 2010.  Each named person or group is considered to be the beneficial owner of securities that the person may acquire within 60 days through the exercise or conversion of convertible securities, options, warrants and rights, if any. Those securities are included in the total number of outstanding shares when computing the percentage beneficially owned by the person or group. The securities are not included in the total number of outstanding shares when computing the percentage of shares beneficially owned by any other person or group. The number of shares includes shares that would be issued when a person converts convertible securities, when a person or group exercises options (including employee stock options) or when a director terminates service pursuant to the Non-Employee Directors Deferred Stock Compensation Program.

(3)                        Three of our directors defer cash compensation under our Non-Employee Directors Deferred Stock Compensation Program. These deferred amounts will be paid out in shares of our common stock upon the director’s retirement or other termination of services with ResCare. The number of shares to which the directors would be entitled if their services with ResCare had terminated as of October 15, 2010, is included in the table, as follows: Ms. Kirtley — 26,702 shares; Dr. Braddock — 14,824 shares; Mr. Hallagan — 10,846 shares.  The directors have no voting or investment power as to these shares.

(4)                        Includes 2,801 shares held by the Retirement Savings Plan over which Mr. Gronefeld has no voting power, but does have investment power and 700 shares held in his wife’s IRA for which Mr. Gronefeld holds neither voting nor investment power.

(5)                        Includes 225,000 shares subject to options that are presently exercisable.

(6)                        Includes 32,100 shares for which Ms. Kirtley shares voting and investment power with her husband. Also includes 600 shares in her husband’s retirement plan for which Ms. Kirtley has neither voting nor investment power.

(7)                        Includes 1,732 shares held by the Retirement Savings Plan over which Mr. Waskey has no voting power, but does have investment power.

(8)                        Includes 326 shares held by the Retirement Savings Plan over which Mr. Tinsley has no voting power, but does have investment power.

(9)                        Mr. Le Blanc is a managing director of Onex Corporation, which controls the Purchaser Group that hold ResCare common and Series A Convertible Preferred Shares. These shares are shown as beneficially owned by Onex Corporation.

(10)                  Includes 287 shares held by the Retirement Savings Plan over which Mr. Kelley has no voting power, but does have investment power.

(11)                  Represents shares owned by five affiliates of Onex Corporation: Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC. Includes 4,809,500 common shares issuable upon conversion of 48,095 Series A Convertible Preferred Shares. The ownership information is based on the Schedule 13D/A filed with the SEC on October 14, 2010.

(12)                  The ownership information is based on the most recent Schedule 13D, Schedule 13G or Schedule 13G/A filed by each holder with the SEC reflecting shares beneficially owned.

Assuming the Offer and the Share Exchange are consummated in accordance with the Share Exchange Agreement, the following changes in the beneficial ownership of ResCare common shares would occur:

•             Affiliates of Onex Corporation (including Purchaser) would own 100% of the shares of ResCare’s common stock and Series A Preferred Stock, the only two classes of capital stock of ResCare.

•             Each of ResCare’s executive officers named in the Summary Compensation Table in the Company’s proxy statement for the 2010 annual meeting of shareholders will have exchanged his Shares for stock in Purchaser, for which purpose the Shares will have been valued at $13.25 per Share.

•             The directors and the other 5% beneficial owners listed in the table will no longer own any ResCare Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

Dated: October 25, 2010	By:	/s/ DAVID W. MILES
David W. Miles
Executive Vice President and Chief Financial Officer